FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2007.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Five of Nidec's Listed Subsidiaries Revise Financial Forecasts Upward for the Year Ending March 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 26, 2007, in Kyoto, Japan

Five of Nidec’s Listed Subsidiaries Revise Financial Forecasts Upward

for the Year Ending March 31, 2008

Nidec Corporation (NYSE: NJ) today announced that five of its listed subsidiaries have revised upward their consolidated financial forecasts for the year ending March 31, 2008 as follows.

Revised consolidated financial forecasts (Japanese GAAP) for the year ending March 31, 2008.

1. Nidec Sankyo Corporation (First Section of the Tokyo Stock Exchange, Code: 7757)

(From April 1, 2007 to March 31, 2008)					(Yen in millions, %)
	For the year ending March 31, 2008				For the year ended March 31, 2007
	Previous forecast (April 25, 2007)	Revised Forecast	Change (amount)	Change (percent)
Net sales	105,000	107,000	2,000	1.9%	112,628
Operating income	8,000	9,000	1,000	12.5%	9,439
Recurring income	8,000	9,000	1,000	12.5%	10,019
Net income	6,000	6,500	500	8.3%	10,287

2. Nidec Copal Corporation (First Section of the Tokyo Stock Exchange, Code: 7756)

(From April 1, 2007 to March 31, 2008)					(Yen in millions, % )
	For the year ending March 31, 2008				For the year ended March 31, 2007
	Previous forecast (April 25, 2007)	Revised Forecast	Change (amount)	Change (percent)
Net sales	86,000	87,000	1,000	1.2%	84,012
Operating income	6,500	7,000	500	7.7%	5,827
Recurring income	6,600	7,200	600	9.1%	6,076
Net income	4,000	4,800	800	20.0%	4,304
Earnings per share	63.63	76.36	12.73	20.0%	68.48

-Continued on next page-

3. Nidec Tosok Corporation (First Section of the Tokyo Stock Exchange, Code: 7728)

(From April 1, 2007 to March 31, 2008)					(Yen in millions, % )
	For the year ending March 31, 2008				For the year ended March 31, 2007
	Previous forecast (April 25, 2007)	Revised Forecast	Change (amount)	Change (percent)
Net sales	22,500	24,000	1,500	6.7%	23,430
Operating income	1,800	2,100	300	16.7%	1,809
Recurring income	1,800	2,100	300	16.7%	1,953
Net income	950	1,150	200	21.1%	1,182
Earnings per share	49.37	59.77	10.40	21.1%	61.48

4. Japan Servo Co., Ltd. (Second Section of Tokyo Stock Exchange, Code: 6585)

(From April 1, 2007 to March 31, 2008)					(Yen in millions, % )
	For the year ending March 31, 2008				For the year ended March 31, 2007
	Previous forecast (July 27, 2007)	Revised Forecast	Change (amount)	Change (percent)
Net sales	31,000	32,000	1,000	3.2%	32,177
Operating income	0	1,000	1,000	-	(560)
Recurring income	0	900	900	-	(764)
Net income	0	850	850	-	(1,451)

5. Nidec-Read Corporation (Second Section of the Osaka Stock Exchange, Code: 6833)

(From April 1, 2007 to March 31, 2008)					(Yen in millions, % )
	For the year ending March 31, 2008				For the year ended March 31, 2007
	Previous forecast (April 25, 2007)	Revised Forecast	Change (amount)	Change (percent)
Net sales	8,300	8,800	500	6.0%	7,716
Operating income	1,650	1,750	100	6.1%	1,549
Recurring income	1,630	1,750	120	7.4%	1,566
Net income	1,000	1,050	50	5.0%	938

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement.

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